ENTWISTLE & CAPPUCCI LLP

Entwistle & Cappucci LLP
230 Park Avenue
3rd Floor
New York, NY 10169

(212) 894-7200 Main
(212) 894-7272 Fax
www.entwistle-law.com

November 8, 2024

VIA ELECTRONIC MAIL

FEDERAL COMMUNICATIONS COMMISSION
David Brown, Deputy Chief, Video Division, Media Bureau
Jeremy Miller, Video Division, Media Bureau
Jim Bird, Transaction Team, Office of General Counsel
David.Brown@fcc.gov
Jeremy.Miller@fcc.gov
Jim.Bird@fcc.gov

> ***Re: MB Docket No. 24-275, Transfer of Control of Paramount Global***

Dear Messrs. Brown, Miller and Bird:

We write concerning the above-referenced pending application for approval of the transfer of control of Paramount Global ("Paramount" or the "Company") to entities affiliated with Skydance Media, LLC (the "Skydance Group").

We represent the Gabelli Value 25 Fund Inc. ("Gabelli Value") and its affiliated funds, investment advisors, and investors (collectively, with Gabelli Value, the "Gabelli Entities"). The Gabelli Entities beneficially own approximately 12.5% of the Class A shares of Paramount (making them the largest Class A shareholder group after controlling shareholder National Amusements, Inc. ("NAI")) and approximately 900,000 shares of Paramount Class B shares.

On July 12, 2024, Gabelli Value served a demand on Paramount to inspect certain books and records pursuant to 8 *Del. C.* § 220 concerning the Company's announced merger (the "Merger") with the Skydance Group. The demand, which is attached hereto as Exhibit A, is part of an ongoing inquiry by the Gabelli Entities into the fairness of the Merger to minority shareholders and, in particular, concerns relating to the sale of NAI's controlling stake in Paramount.

On November 4, 2024, Paramount filed its long-awaited information statement/prospectus with the Securities Exchange Commission on Form S-4.[1] The Proxy statement does not provide adequate disclosures concerning either the process leading up to board approval of the Merger or

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[1] Gabelli Value did not submit this letter prior to the October 22, 2024 opposition date because Paramount's S-4 had not been filed.

the fairness of the Merger consideration, nor does it provide any disclosure which would enable stockholders to ascertain whether consideration that should be paid to them is being diverted to NAI for its controlling stake in the Company. We further note that the transaction is not subject to a vote by minority stockholders and minority shareholders are only being offered non-voting shares in post-Merger Paramount. This disenfranchises Class A holders who currently have voting rights and leaves the operation of these important media assets essentially unchecked.

The potential fiduciary and/or federal securities violations which are the subject of Gabelli Value's investigation may have wide-reaching consequences for the Company and existing minority shareholders and, respectfully, should be considered by the Commission before it acts on the application for approval of the transfer of control of Paramount. Accordingly, Gabelli Value respectfully requests that the Commission defer resolution of the application until Gabelli Value has completed its inquiry and determined whether to initiate litigation against Paramount's board of directors, NAI, and/or Skydance for breach of fiduciary duty (or aiding and abetting) under Delaware law and/or whether the transaction violates federal law.

We are available to discuss this matter at your convenience.

Very truly yours,

/s/ Vincent R. Cappucci

cc.   David Goldman
       General Counsel of Gabelli Funds, LLC

EXHIBIT A

ENTWISTLE & CAPPUCCI LLP

Entwistle & Cappucci LLP
230 Park Avenue
3rd Floor
New York, NY 10169

(212) 894-7200 Main
(212) 894-7272 Fax
www.entwistle-law.com

July 12, 2024

VIA FEDERAL EXPRESS

Ms. Christa A. D'Alimonte
Executive Vice President, General Counsel
and Secretary
Paramount Global
1515 Broadway
New York, NY 10036

VIA REGISTERED AGENT

Paramount Global
c/o The Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808

> **Re:** **_Demand for Inspection of Books and Records of Paramount Global_**

Dear Ms. D'Alimonte and Members of the Board of Directors:

We represent the Gabelli Value 25 Fund Inc. ("Stockholder"), the beneficial owner of 491,000 shares of Paramount Global ("Paramount" or the "Company") Class A Common Stock (NASDAQ: PARAA). This letter is Stockholder's demand to inspect certain books and records under the control of the Company (the "Demand") pursuant to 8 *Del. C.* § 220 ("Section 220") to investigate potential breaches of fiduciary duties by the Paramount Board of Directors (the "Board") and certain senior executives relating to the proposed merger (the "Merger") between Paramount and the Skydance Group (defined *infra*), as well as breaches by Paramount's controlling shareholder National Amusements, Inc. ("NAI").[1] Stockholder has held PARAA at all times relevant to the Demand. Verified documentary evidence of Stockholder's beneficial ownership of the common stock is attached hereto as **Exhibit 1**, and such documentary evidence is a true and correct copy of what it purports to be. A power of attorney appointing Entwistle & Cappucci LLP to act on behalf of Stockholder is attached hereto as **Exhibit 2**.

As explained more fully below, the purpose of this Demand for an inspection is to investigate:

(a) Potential breaches of fiduciary duty by directors and/or officers of Paramount in connection with the matters discussed in the grounds supporting this Demand set forth below;

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[1] References to NAI herein shall include its senior management, executives, Board and controlling shareholders.

(b) Potential breaches of fiduciary duty by NAI in its capacity as Paramount's controlling stockholder in connection with the matters discussed in the grounds supporting this Demand set forth below;

(c) The independence and disinterest of the Board and any Special Committees of the Board; and

(d) Whether a pre-suit demand is necessary or would be excused prior to commencing any individual action, class action or derivative action in connection with the matters discussed in the grounds supporting this Demand set forth below.

Stockholder has a credible basis to believe that Paramount's directors and senior officers, as well as NAI in its capacity as Paramount's controlling stockholder, may have breached their fiduciary duties with respect to the Merger. These potential breaches of duty have harmed Paramount and its stockholders, warranting an investigation by Stockholder.

The grounds for the Demand are addressed below.

I.   NAI CONTROLS PARAMOUNT

Paramount is the product of a previous merger between predecessor entities CBS Corporation ("CBS") and Viacom Inc. ("Viacom"). CBS and Viacom, which were merged and renamed, remain controlled by NAI, which still owns approximately 77% of Paramount's voting power.

II.   "PAST PREDATIONS" DEMONSTRATE A RISK OF CONTINUED BREACH OF FIDUCIARY DUTIES TO THE BENEFIT OF NAI AND AT THE EXPENSE OF PUBLIC STOCKHOLDERS

A. NAI Received Financial Advice in 2018 Stating That a Merger of CBS and Viacom, Followed by a Sale of NAI, Would Be Value-Maximizing for NAI

In January 2018, NAI received advice from its financial and legal advisors that "CBS had outperformed the market over the previous ten years while Viacom's performance lagged," and that there was a "'risk' that no buyers would be interested in acquiring Viacom if NAI were to put both" CBS and Viacom up for sale.[2] NAI's financial advisor further "advised that 'a sale of [NAI]' was preferable to a sale of either or both of CBS and Viacom and concluded that '[t]he ideal scenario for [NAI] may be a combination of [CBS] and [Viacom] as a first step, followed by a sale of [NAI].' According to NAI's advisors, if Viacom and CBS were to combine, then NAI could

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[2] *In re CBS Corp. S'holder Class Action and Deriv. Litig.*, C.A. No. 2020-0111-JRS, 2021 WL 268779 at *8 (Del. Ch. Jan. 27, 2021) ("*CBS MTD Op.*").

expect a sale premium as high as 50%."[3] NAI was therefore highly motivated to pursue a corporate transaction inuring to its primary benefit.

B. Contrary to All Applicable Principles of Good Corporate Governance, NAI Used Its Control to Force a Merger of CBS and Viacom Over Strenuous Objections

In May 2018, CBS's board appointed a special committee, which determined that NAI "present[ed] a significant threat of irreparable and irreversible harm to the Company and its stockholders"[4] because it was pushing "to combine CBS and Viacom regardless of the strategic and economic merits of the transaction and to the exclusion of considering any other potential transaction."[5] Extraordinary litigation and director turnover ensued. Eventually, NAI succeeded. On August 13, 2019, CBS and Viacom announced that they had reached an agreement to merge (the "CBS-Viacom Merger").[6]

C. The 2018 Stockholder Lawsuits, Including a Breach of Fiduciary Duty Delaware Class Action Matter, are Settled

Soon after the CBS-Viacom Merger was announced, both CBS stockholders and Viacom stockholders sued NAI and its controlling shareholder. The CBS stockholders asserted derivative claims on behalf of CBS, alleging, *inter alia*, that Respondents had abused their control to force through a value-destructive merger (the "CBS Litigation"), while the Viacom stockholders asserted direct claims alleging that the CBS-Viacom Merger was the product of an unfair process that resulted in an unfair price for Viacom stockholders (the "Viacom Litigation"). Following favorable rulings for the plaintiffs on the motions to dismiss, the cases were settled.[7]

III. NAI PURSUES A SUBSEQUENT TRANSACTION FOR THE SALE OF PARAMOUNT TO MAXIMIZE THE PRICE PAID FOR ITS CONTROLLING INTEREST WHILE FAILING TO PROTECT THE INTERESTS OF PUBLIC STOCKHOLDERS

Over the past several months, numerous news agencies reported several serious potential

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[3] *Id.*

[4] *CBS Corp. et al. v. Nat'l Amusements, Inc. et al.*, C.A. No. 2018-0342-AGB (Del. Ch.), Amended Compl. (Trans. ID 62055727), *filed* May 23, 2018 at ¶2.

[5] *Id.* at ¶6.

[6] Form 424B3, filed by entity n/k/a Paramount Global on Oct. 25, 2019 at 3.

[7] *See* Jeff Montgomery, *CBS-Viacom Derivative Merger Suit Settles for $167.5M in Del.*, Law360 (Apr. 24, 2023), https://www.law360.com/articles/1600192; *see also* Dade Hayes, *Paramount To Pay $122.5M To Settle 2019 Shareholder Lawsuit Over Viacom-CBS Merger* (Mar. 3, 2023), https://deadline.com/2023/03/paramount-pays-122-million-to-settle-2019-shareholder-lawsuit-viacom-cbs-merger-1235277777.

bidders for Paramount.[8] Allen Media Group offered $14.3 billion to buy all Class A voting and Class B non-voting shares of Paramount; the NAI controlling shareholder appears not to have favored this offer.[9] Apollo Global Management, Inc. ("Apollo") has twice offered $26 billion to buy Paramount, most recently in the context of a joint bid with Sony Group Corporation ("Sony") that includes assumption of Paramount's $14.6 billion of debt and implies $11.4 billion for stockholders; the joint offer caused Paramount's stock price to jump significantly.[10] Finally, a group led by Skydance Media, LLC (individually, "Skydance," and collectively the "Skydance Group") had proposed a much more complex transaction that maximizes NAI's return at the expense of public stockholders.[11] Reminiscent of NAI's 2018 refusal to consider any other potential transaction, Paramount spurned Apollo's stockholder-value-maximizing offer and instead entered into a 30-day period of exclusive merger discussions with the Skydance Group.[12] Shortly before the exclusivity period lapsed, Apollo and Sony submitted their joint bid.[13]

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[8] *See* Dawn Chmielewski, *Paramount-Skydance talks take turn as rival bidders press their case*, Reuters (June 4, 2024), https://www.reuters.com/business/media-telecom/paramount-globals-co-ceos-lay-out-strategy-shareholders-2024-06-04/.

[9] Jessica Toonkel, Gareth Vipers, *Allen Media Group Makes $14.3 Billion Offer for Paramount Global*, Wall St. J., (Jan. 31, 2024), https://www.wsj.com/business/media/allen-media-group-makes-14-3-billion-offer-for-paramount-global-b84cacc7.

[10] *See, e.g.*, Lauren Hirsch, Benjamin Mullin, *Apollo Valued Paramount at $26 Billion in Overture That Was Ignored*, N. Y. Times (Apr. 3, 2024), https://www.nytimes.com/2024/04/03/business/dealbook/apollo-global-management-paramount.html.; *see* Meg James, *Sony in talks with Apollo to bid for Paramount*, L.A. Times, (Apr. 18, 2024), https://www.latimes.com/entertainment-arts/business/story/2024-04-18/sony-in-talks-to-team-with-apollo-to-bid-for-paramount; *see* Jessica Toonkel, Miriam Gottfried, *Sony, Apollo Make $26 Billion All-Cash Offer for Paramount*, (May 2, 2024), https://www.wsj.com/business/deals/sony-apollo-make-26-billion-all-cash-offer-for-paramount-ade26ca4.

[11] Lucas Shaw, Michelle F. Davis, *David Ellison Closes In on Hollywood Prize: Paramount Global (1)*, BloombergLaw (April 8, 2024), https://news.bloomberglaw.com/health-law-and-business/david-ellison-closes-in-on-a-hollywood-prize-paramount-global.

[12] Jessica Toonkel, Miriam Gottfried, *Paramount Enters Exclusive Merger Talks With Skydance, Spurning $26 Billion Offer From Apollo*, Wall St. J. (Apr. 3, 2024), https://www.wsj.com/business/deals/paramount-skydance-enter-exclusive-talks-to-merge-5e0569a5.

[13] Jessica Toonkel, Miriam Gottfried, *Sony, Apollo Make $26 Billion All-Cash Offer for Paramount*, (May 2, 2024), https://www.wsj.com/business/deals/sony-apollo-make-26-billion-all-cash-offer-for-paramount-ade26ca4.

In early June 2024, the Skydance Group reported it had offered to buy NAI for approximately $2 billion and merge Skydance into the much larger Paramount.[14] Under the proposed deal, Skydance also agreed to buy up to 50% of Paramount's non-voting shares at $15.00 per share for a total of $4.25 billion. In mid-June 2024, Paramount called off talks with Skydance as merger talks were culminating.[15]

Paramount reportedly formed a purportedly independent committee of directors to evaluate the Skydance proposal[16] (the "Transaction Committee"). Given its predecessors' prior history under NAI's control of spurning stockholder-value-maximizing deals in favor of NAI's favored transactions, Stockholder has a credible basis to suspect that the Transaction Committee's independence is compromised. Further, a majority of Paramount's ten-member board has ties to NAI and/or served on CBS and Viacom special committees that delivered the value-destructive CBS-Viacom Merger.

IV.   PARAMOUNT, NAI, AND SKYDANCE AGREE TO A MERGER THAT SIPHONED VALUE FROM MINORITY STOCKHOLDERS TO NAI

Talks resumed between the Skydance Group, NAI, and Paramount less than thirty days after discussions broke down[17] with the parties announcing on July 3, 2024 that they entered into a definitive agreement to form "New Paramount" through a two-step transaction.[18] In the first step, Skydance Group shall acquire the entirety of NAI for $2.4 billion in cash. In the second step,

[14] Dariel Zilber, *Paramount, Skydance agree to terms on $8B merger deal: report*, Reuters (June 3, 2024), https://nypost.com/2024/06/03/business/paramount-skydance-agree-to-terms-on-8b-merger-deal-report/.

[15] Oliver Darcy, *Why Shari Redstone called off talks with David Ellison's Skydance on Paramount deal*, CNN (June 12, 2024), https://www.cnn.com/2024/06/12/media/shari-redstone-david-ellison-skydance-paramount-deal/index.html.

[16] Jessica Toonkel, Miriam Gottfried, *Paramount Enters Exclusive Merger Talks With Skydance, Spurning $26 Billion Offer From Apollo*, Wall St. J. (Apr. 3, 2024), https://www.wsj.com/business/deals/paramount-skydance-enter-exclusive-talks-to-merge-5e0569a5.

[17] Alexandra Canal, *Paramount Stock Drops After Company Agrees to Skydance Merger*, Yahoo!finance (Jul. 8, 2024), https://finance.yahoo.com/news/paramount-stock-drops-after-company-agrees-to-skydance-merger-162121986.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuZ29vZ2xlLmNvbS8&guce_referrer_sig=AQAAAK_ORSdFU7yR8zo05NNCOCKcsqRXH95DUOwvG7hdqBFd1LRvrTYhgOw3MHZVXbeBirp2h1B6WqoiaUpuYLS6jhw9OoLS9UBQjXnuyzVtpKtCAjjLUuPbob9rc3i9QOjDAA-dDMb1TqefZ16MVRo5FhUiDT_rfBpjLghde4phC8Bm.

[18] *Skydance Media And Paramount Global Sign Definitive Agreement To Advance Paramount As A World-Class Media and Technology Enterprise* (July 7, 2024), https://ir.paramount.com/news-releases/news-release-details/skydance-media-and-paramount-global-sign-definitive-agreement.

Skydance will merge with Paramount, offering $4.5 billion in cash or stock to stockholders and providing an additional $1.5 billion for Paramount's balance sheet.[19] Specially, the Skydance Group will invest up to $6 billion to (i) offer Paramount Class A stockholders other than NAI an election to receive in the Merger $23 cash per share or 1.5333 shares of Class B stock of New Paramount; (ii) offer Paramount Class B stockholders other than NAI an election to receive in the Merger $15 cash per share or one share of Class B stock of New Paramount, subject to proration if Class B elections exceed $4.3 billion in the aggregate (approximately 48% of the non-NAI float as of the date of this release); and (iii) use the additional capital to paydown debt and re-capitalize the balance sheet of New Paramount.[20]

In substance, the Skydance Group plans to circumvent Paramount's public stockholders by purchasing Paramount's controlling stockholder's stake for an enormous premium and *dilute* existing Paramount stockholders by forcing Paramount to acquire Skydance and NAI. The Class A shareholders (other than NAI) will be forced to elect to receive either $23.00 per share or 1.533 shares of non-voting Class B stock, inferior to the voting stock now held. However, there is no disclosure as to the value that NAI will be receiving for its Class A and B shares. NAI owns approximately 31.5 million shares of Class A stock and 32 million shares of the Class B stock. At the deal price of $23.00 for the Class A and $15.00 for the Class B, of the total of $2.4 billion to be paid to NAI, $1.2 billion would be attributable to the Paramount stock. The remaining $1.2 billion would be attributable primarily to the Paramount movie theatres. However, although Paramount and NAI have offered no transparency into the valuation of NAI, it appears that the transaction is substantially overvaluing the theatres, and that, in reality, NAI is therefore receiving significantly more for its Paramount stock than is being offered to the non-NAI shareholders. Critically, the Skydance deal appears to provide NAI more than the steep 50% markup that: (i) its

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[19] Dawn Chmielewski, *Paramount, Skydance Merger Deal Ends Redstone Era*, Reuters (July 8, 2024), https://www.reuters.com/markets/deals/special-committee-paramount-global-endorses-plan-merge-with-skydance-media-2024-07-07/.

[20] *Skydance Media And Paramount Global Sign Definitive Agreement To Advance Paramount As A World-Class Media and Technology Enterprise* (July 7, 2024), https://ir.paramount.com/news-releases/news-release-details/skydance-media-and-paramount-global-sign-definitive-agreement.

financial advisor targeted in 2018 and (ii) it explicitly sought earlier this year when it began to market NAI.[21, 22] Paramount stock fell 5% the day after the transaction was announced.[23]

V. DEMAND FOR BOOKS AND RECORDS

A. Stockholder Established Sufficient Grounds for a Section 220 Demand

The evidence described above demonstrates a credible basis to believe that NAI, members of the Board and possibly senior officers of Paramount may have breached their fiduciary duties to the Company. NAI apparently has, yet again, orchestrated a transaction to benefit itself. These matters establish a proper purpose.

Stockholder is entitled to investigate whether the Board has acted and is acting independently in the best interests of Paramount and its stockholders, including its minority stockholders, when it agreed to the Merger. As a result, sufficient grounds exist to investigate pursuant to Section 220 whether the Board violated its fiduciary duties to the Company in connection with the Merger.

B. Books and Records to be Inspected

Unless otherwise specified, the time period relating to this request is January 1, 2020 to the present (the "Relevant Time Period"). Stockholder demands, pursuant to Section 220, that its attorneys, representatives and agents be given, during regular business hours, the opportunity to inspect or receive from the Company the following books and records[24] and to make copies or extracts therefrom:

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[21] Josh Kosman, Lydia Moynihan, Alexandra Steigrad, *Shari Redstone launches auction of Paramount Global's holding company: sources*, N.Y. Post (Jan. 10, 2024), https://nypost.com/2024/01/10/business/shari-redstone-launches-auction-of-paramount-global-holder-source.

[22] Dawn Chmielewski, *Paramount-Skydance talks take turn as rival bidders press their case*, Reuters (June 4, 2024), https://www.reuters.com/business/media-telecom/paramount-globals-co-ceos-lay-out-strategy-shareholders-2024-06-04/.

[23] Dade Heyes, *Paramount Stock Drops 5% On Skydance Merger News*, Deadline (July 8, 2024), https://deadline.com/2024/07/paramount-stock-drops-skydance-merger-1236003661/.

[24] For purposes of the Demand, "books and records" as used herein is defined as broadly as possible under Section 220 and applicable Delaware case law and includes, without limitation, any and all correspondence concerning the demanded categories, whether sent via mail, facsimile, electronic communication (including, but not limited to, electronic mail, text messages, or other digital communications such as instant messaging platforms), or otherwise supplied to, communicated to, reviewed, prepared or possessed by any of the Company's Directors and Officers. The Demand should be understood to be limited to books and records from the time period of January 1, 2020 to the date of the response, unless otherwise specified.

1. All Board Materials[25] and Senior Management Materials[26] relating to or reflecting:

   a. The events underlying this Demand;

   b. The Merger, or any alternative corporate transaction;

   c. The process leading to the Merger, including any strategic alternatives considered thereto, including, but not limited to, Paramount's co-CEO's restructuring plan;

   d. The exclusivity agreement negotiated with the Skydance Group, including any drafts or amendments thereto;

   e. Any communications to or from Apollo, Sony, Allen Media Group or any other potential counterparty, including any offers made by Apollo, Sony, Allen Media Group or any other potential counterparty, including communications made or received during the "go shop" period, including any drafts or amendments thereto;

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[25] The term "Board Materials" used herein means all documents, regardless of whether they are in hard copy or electronic form, that were provided, considered, discussed, prepared, or disseminated, including materials on Board portals, in draft or final form, at, in connection with, in anticipation of, or as a result of any meeting of the Board of Paramount or any of its subsidiaries, or any regular or specially created committee thereof, including, without limitation, all presentations, Board packages, recordings, agendas, summaries, memoranda, charts, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, or resolutions, whether in relation to Paramount or any of its direct or indirect subsidiaries. This term also includes electronic communications—including, without limitation, emails, text messages, or other digital communications methods such as instant messaging platforms—sent to, received by, or copied to any member of the Board in connection with the subjects discussed in this Demand.

[26] The term "Senior Management Materials" as used herein means all documents and communications – regardless of whether they were ever provided to the Board or any committee thereof – considered by, discussed by, created by, reviewed by, provided to and/or sent by any Officer or lower-level manager employed by the Company, including any Officer or lower-level manager employed by any of the Company's subsidiaries, concerning the subjects of this Demand, including, without limitation, emails, text messages, or other digital communications methods such as instant messaging platforms. For the avoidance of doubt, this includes any such material intended: (i) to investigate potential mismanagement and wrongdoing in connection with the events, circumstances and transactions described herein; and (ii) to investigate the ensuing response (including investigation, if any) to the events, circumstances and transactions described herein. *See Wal-Mart Stores, Inc. v. Indiana Elec. Workers Pension Trust Fund IBEW*, 95 A.3d 1264, 1279-1283 (Del. 2014).

f. Any non-disclosure agreements and standstill agreements entered into between Paramount and all potential bidders in connection with the sale process, including any drafts or amendments thereto;

g. The circumstances surrounding the departures of Dawn Ostroff, Nicole Seligman, Frederick Terrell and Robert Klieger;

h. Any concerns any officer or director expressed regarding the Merger, or any alternative thereto;

i. Any non-Skydance deal conversations the Board or Senior Management pursued or attempted to pursue;

j. Paramount's forecasts and financial models, including any drafts or amendments thereto;

k. The circumstances regarding the selection of the members of and the power and authority conveyed to the Transaction Committee to evaluate the Merger, or any alternative thereto;

l. Actual or potential proxy contests, as well as strategic alternatives proposed by Paramount investors;

m. Post-Merger employment by any member of the Skydance Group or any of the Skydance Group's portfolio companies, including but not limited to post-Merger Paramount, any members of the Board and/or Paramount management or any director or officer of NAI;

n. Any Paramount CEO transition, including but not limited to Bob Bakish's departure from Paramount;

o. Bob Bakish's severance package;

p. The Board's and Paramount management's equity ownership in post-Merger Paramount;

q. Any advice regarding the financial fairness of the Merger or any strategic alternatives to the Transaction; and

r. The valuation of NAI, including its movie theater and media assets, and the fairness of the consideration to be received by NAI in the Merger and/or in the sale to the Skydance Group.

2. Any engagement letters between any financial advisors to Paramount, the Board, or the Transaction Committee relating to the Merger or any alternative thereto, as well as any conflict disclosures provided to Paramount, the Board, or the Transaction Committee.

3. Documents concerning actual, potential, historical, or perceived loyalties, ties, or social or business relationships among any members of the Transaction Committee, the Board and Paramount's or NAI's senior management, executives, or board, (and their respective families), including, but not limited to, documents reflecting any joint investments, co-investments, shared business ventures, jointly-owned assets, profit sharing agreements, joint participation in non-profit organizations, vacations, meetings, favors and any other financial, business, or personal relationships.

4. Complete versions of each document, report, e-mail, memorandum or other communication referenced in the grounds supporting this Demand set forth herein or produced in response to this Demand.

5. Director questionnaires and personnel files for each member of the Board since January 1, 2020 and, for the Transaction Committee members, all available director questionnaires.

6. All documents produced to any other stockholder in response to a demand under Section 220 (or any analogous statute) that relates to the above requests or the matters discussed in this Demand and the associated demand letter(s).

7. A copy of any Section 220 demand served by any other Company stockholder regarding the matters discussed in this Demand.

8. All indemnification agreements related to the Merger provided to NAI or any other shareholder.

Stockholder requests that the Company provide or otherwise make available all additions, changes and corrections to any of the requested information from the time of this Demand to the time of any inspection.

Stockholder also requests that Paramount produce documents in single-page, Black & White Group IV Tag Image File Format ("TIFF") images. Excel spreadsheets should be produced in native format with slip sheet placeholders, in TIFF format, to facilitate database referencing. Each native file should be named according to a unique Bates number. Optical Character Recognition ("OCR") text or extracted text should be provided as a document-level text file. When producing electronically stored information ("ESI"), the text of native files should be extracted directly from the native file. For paper documents, or ESI from which text cannot be extracted, or for documents containing redactions, OCR should be provided instead. Corresponding image load files should be provided in "lfp" or "opt" file formats. Standard metadata fields should be provided in "dat" file format.

We believe that this Demand complies with the provisions of Section 220 in all material respects. If the Company believes this Demand is incomplete or otherwise deficient in any respect, however, we request that you contact the undersigned immediately so that any alleged deficiencies may be addressed promptly.

Under Section 220, if you do not respond to this request within five business days of the date of this Demand, Stockholder may apply to the Court of Chancery for an order compelling inspection. We agree to treat any documents produced as attorneys'-eyes-only pending the execution of a confidentiality agreement. Should we not have final agreement as to the scope of the inspection to be provided with a firm date for such inspection, we will seek prompt judicial relief. We look forward to your prompt response.

Very truly yours,

/s/ Vincent R. Cappucci
Vincent R. Cappucci

Encl.